Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FIRST QUARTER 2014 RESULTS

Santiago, Chile, May 30th, 2014 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the first quarter 2014 ended March 31st, 2014. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31st, 2014 (US$1.00 = Ch$551.18).

Highlights 1Q2014 v. 1Q2013

●	Total sales increased by 25.5%, to Ch$ 114,344 million in the quarter.

●	Total volume sales increased 12.7%.

●	Bottled export markets sales in Chilean pesos increased 32.4%.

●	Bottled export price increased 2.8% in US$.

●	Bottled domestic sales in Chile increased 24.5% totaling Ch$ 21,664 million, driven by domestic sales of new business (liquor, beer and others) which represented 47.6% of the total of bottled sales.

●	Trivento’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 9.3% totaling Ch$5,376 million.

●	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 16.7% totaling Ch$14,501 million.

●	Net income increased 67.4% to Ch$8,782 million.

●	Operating Income plus depreciation and amortization increased 63.1% to Ch$15,898 million, this figure over sales was 13.9%.

Summary

In the first quarter of 2014, the net sales increased by 25.5% totaling Ch$114,344 million, due to a major commercialized volume and higher average price in export markets.

In the first quarter, bottled sales increased 27.2% in value reaching Ch$111,666 million and 9.1% in volume totaling 7.0 million of nine liter cases. The increase was driven by Export Markets which increased 32.4% in value to Ch$73,130 million and 9.8% in volume, exporting 4.2 million of nine liter cases. Export market sales have been increasing at higher and steady rates. This growth in sales was also benefited by a higher exchange rate of Chilean pesos against most of the currencies that we are exposed excepting the Brazilian Real. In addition, sales of new business in domestic market, registered a considerable increase of 76.3% in terms of value during the 1Q14.

Fetzer’s total wine sales to third parties (not including shipments to distribution subsidiaries) in Chilean pesos increased 20.4% during the first quarter of 2014. The increase in sales was mainly driven by a higher exchange rate and average sales price.

In the quarter, Argentine total wine sales to third parties (not including shipments to distribution subsidiaries) increased 5.9% in value and slightly decreased of 0.8% in volume, partially offset by a higher average price in export sales.

In the quarter, the operating income plus depreciation and amortization increased 63.1% to Ch$15,898 million. The higher result is mainly explained by three effects, the first one is a lower cost of sales, mainly explained for the lower cost of wine. The second effect corresponds to a higher average sales price, mainly in Concha y Toro’s export markets. The third one corresponds to a higher exchange rate that we’ve been facing since the second half of 2013 (Chilean peso has been depreciated against most of the currencies that we trade). Indeed, in the first quarter, the Chilean peso depreciated against the US dollar by 16.7%, 24.4% against the sterling pound and 21.1% against the Euro. Conversely, the Chilean peso appreciated 1.5% against the Brazilian real. On the other hand, there was an increase of 23.8% in the SG&A due to the higher proportion of sales of the distribution subsidiaries in the export markets, considering a drop of 40 Base Points as percentage of the sales.

In the first quarter of 2014, the net income attributable to owners of the company increased 67.4% to Ch$8,782 million due to the effects above mentioned.

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First Quarter 2014 Results

Total Revenues

Company revenues increased 25.5% totaling Ch$114,344 million in the first quarter, mainly as resulting of increases in Domestic Sales of New Business in Chile and Export Sales.

Table 1

Total Sales

			Change
Total Sales(*) (in Ch$ million)	1Q14	1Q13	(%)
Chile Domestic Market - wine	11,368	11,556	-1.6%
Chile Domestic Market - new business	10,314	5,849	76.3%
Export markets (1)	73,901	55,383	33.4%
Argentina Domestic	910	1,215	-25.1%
Argentina Exports (2)	3,550	2,995	18.5%
U.S.A. Domestic	11,910	10,195	16.8%
U.S.A. Exports	1,445	896	61.2%
Other Revenues	946	2,992	-68.4%
Total Sales	114,344	91,081	25.5%

			Change
Total Volume(*) (thousand liters)	1Q14	1Q13	(%)
Chile Domestic Market - wine	11,842	11,694	1.3%
Chile Domestic Market - New Business	6,187	3,862	60.2%
Export markets (1)	39,451	34,738	13.6%
Argentina Domestic	1,253	1,159	8.1%
Argentina Exports (2)	1,988	2,107	-5.6%
U.S.A. Domestic	4,514	4,381	3.0%
U.S.A. Exports (2)	454	332	37.1%
Total Volume	65,689	58,271	12.7%

Average Price (per liter)	Currency	Bottled Wine Sales
Chile Domestic Market - wine	Ch$	960.9	988.2	-2.8%
Export Markets	US$	3.48	3.39	2.8%
Argentina Domestic	US$	2.07	2.86	-27.5%
Argentina Exports	US$	3.23	3.01	7.2%
U.S.A. Domestic	US$	5.17	4.94	4.6%
U.S.A. Exports	US$	5.75	5.72	0.5%

(1)	Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2)	This figure excludes shipments to the company’s distribution subsidiaries.

(*)	This figure includes bulk wine sales.
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Export Sales

Bottled export sales from Chile and sales of distribution subsidiaries increased 32.4% to Ch$73,130 million as compared to Ch$55,255 million in 1Q 2013. The increase in sales was driven by a major commercialized volume of 9.8% and higher average export prices of 2.8% in US dollars, in comparison to the same period of last year. Stands out, the impact of the exchange rate in exports sales where the Chilean Peso depreciated against US dollar (16.7%), Sterling Pound (24.4%) and Euro (21.1%), benefiting Concha y Toro’s incomes which are exposed in approximately 80% to foreign currencies. Conversely, the Chilean peso appreciated 1.5% against the Brazilian real.

Total bottled export sales and volume (including exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 32.1% to Ch$78,124 million and 9.2% to 4,484,119 of nine liter cases, respectively, during the first quarter of 2014.

Graph 1

Total Export Volume by Region (Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

1st Quarter 2014

Most regions registered considerable growths in volume, leaded by Europe which increased 14.4% its export sales in volume. South America (11.4%), Canada (27.4%), Central America & Caribbean (10.3%) and Africa & Others (12.6%) also registered two digits growth in comparison with the same quarter of 2013. Exports to Asia increased by 9.0% in the first quarter of 2014. Conversely, exports to US registered a decrease of 9.1% in terms of volume during the quarter.

Domestic Sales, Chile

Total domestic wine sales increased by 1.3% in volume, totaling 1.3 million cases. Conversely, in terms of value, total domestic wine sales registered a decrease of 1.6%, totaling Ch$ 11,368 million due to a lower average sale price.

The drop in value reflects a decrease of 3.3% in the Non-Premium segment, partially compensated by 3.9% higher sales in the Premium (and above) segment as a whole. In terms of volume, both categories (Premium and Non-Premium) registered increases of 1.9% and 1.0%, respectively. Premium (and above) categories represented 5.2% of the domestic volume and 22.0% of the domestic bottled wine sales in pesos.

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Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and liquors registered an important growth during the first quarter of 2014, increasing by 76.3% totaling Ch$10,314 million. The mentioned rise was driven by an increase in the Diageo portfolio sales (85.0%), beers (60.9%) and non-alcoholics (93.7%), in terms of value.

Argentine Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) increased 5.9 % to Ch$4,460 million as a combined effect of 18.5% increase in exports and 25.1% decrease in domestic sales.

In the first quarter, bottled exports totaled 221 thousand of nine liter cases, representing a decrease of 5.6% in volume over 1Q13, offset by an increase of 7.2% in the average price in US$ terms. The net impact over the export sales is the mentioned increasing of 18.5% in terms of revenue.

Regarding domestic market, in terms of volume, total sales increased 8.1% in the first quarter of 2014. The average price per liter in US$ terms decreased 27.5% in comparison with the same period of 2013.

U.S.A (Fetzer)

In the first quarter of 2014, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 20.4% totaling Ch$13,355, disclosed by growths of 61.2% and 16.8% in export and domestic sales, respectively.

The export market total sales registered increases of 61.2% and 37.1%, in terms of value and volume. In addition, the average export price increased 0.5% respective the first quarter of 2013.

Regarding domestic market, total sales increased 16.8% in value, totaling Ch$11,910 million; and 3.0% in volume. Moreover, domestic bottled sales registered a higher average sale price increasing 4.6%, in comparison to the 1Q13.

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, decreased 68.4% to Ch$946 million, in comparison to the 1Q13.

Cost of Sales

For the quarter, the total cost of sales increased 19.0% to Ch$72,050 million (US$ 130.7 million) from Ch$60,526 million (US$109.8 million) in 1Q13. The cost of sales as a percentage of total sales decreased to 63.0% from 66.5%.

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The gross margin increased to 37.0% from 33.5%, due to lower costs of wine and a higher exchange rate dollar by the depreciation of the Chilean peso against most of the export currencies. Note that the Wine Industry has been recovering pre-earthquake cost of wine levels, which should have a positive impact in Concha y Toro´s results during 2014 and onwards.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 23.8% to Ch$30,764 million (US$55.8 million) in 1Q14 compared to Ch$24,855 million (US$45.1 million) in 1Q13. As a percentage of sales, SG&A decreased to 26.9% from 27.3% in 1Q13.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 102.3% to Ch$11,531 million in 1Q14 compared to Ch$5,700 million in 1Q13. The operating margin as a percentage of sales increased to 10.1% from 6.3% in 1Q13. The mentioned growth is based on a higher exchange rate, and a lower cost of wine.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) registered losses of Ch$339 million as compared to a gain of Ch$1,093 million in 1Q13, mainly due to a lower Exchange Difference in the same three month period.

Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 1Q14 was Ch$1,954 million against the Ch$3,321 million registered in 1Q13.

Financial expenses decreased 10.4% totaling Ch$2,384 million in the quarter, in comparison to the Ch$2,662 million obtained during the same period of 2013.

As of March 31st, 2014, Net Financial Debt (this is excluding cash and cash equivalent) was Ch$254,853 million, representing an increase of Ch$64,034 million as compared to the Net Financial Debt as of March 31st, 2013.

Net Income and Earnings per Share (EPS)

Net Income substantially increased, totaling Ch$8,782 million. The increase in net income represents a growth of 67.4% in comparison to the 1Q13, which recorded a net profit of Ch$5,246 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings increased to Ch$11.8 per share from Ch$7.0 respective to 1Q13.

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Balance Sheet

Assets

As of March 31st, 2014, Concha y Toro consolidated assets totaled Ch$865,167 million, representing an increase of 2.4% in comparison to March 31st, 2013, mainly due to a higher level of inventories; accounts receivable; property, plant & equipment and biological assets.

Liabilities

As of March 31st, 2014, Net Financial Debt (excluding Cash and Cash Equivalent) amounted to Ch$254,853 million, representing an increase of Ch$64,034 million as compared to the Net Financial Debt as of March 31st, 2013. The mentioned increase is mainly explained due to a lower level of cash, as a resultant of the payments corresponding to short-term debt during 2013.

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About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 145 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera, among others. The Company cultivates around 9,086 hectares of vineyards in Chile; 1,154 hectares in Argentina and 464 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,596 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY FUNCTION	1Q2014	1Q2013	Change
	Th. Ch$	Th. Ch$	%

Income from ordinary activities	114.344.311	91.080.811	25,5%
Cost of sales	(72.049.505)	(60.525.948)	19,0%

Gross Revenue	42.294.806	30.554.863	38,4%

Other income by function	139.028	194.547	-28,5%
Distribution costs	(25.183.944)	(20.991.516)	20,0%
Administrative expenses	(5.580.218)	(3.863.673)	44,4%
Other expenses by function	(134.558)	(170.808)	-21,2%
Financial income	144.721	587.141	-75,4%
Financial expenses	(2.384.125)	(2.661.870)	-10,4%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	481.779	74.797	544,1%
Exchange differences	1.954.241	3.320.608	-41,1%
Income/expense by adjustment units	(540.368)	(251.665)	114,7%

Income before tax	11.191.362	6.792.424	64,8%
Income tax expense	(2.321.329)	(1.388.329)	67,2%

Income	8.870.033	5.404.095	64,1%

Income attributable to owners of the company	8.782.446	5.246.293	67,4%
Income attributable to non-controling interests	87.587	157.802	-44,5%

Operating Income plus Depreciation and Amortization	15.898.088	9.746.186	63,1%
Gross Revenue	42.294.806	30.554.863	38,4%
Distribution costs	(25.183.944)	(20.991.516)	20,0%
Administrative expenses	(5.580.218)	(3.863.673)	44,4%
Depreciation	4.108.601	3.828.020	7,3%
Amortization	258.843	218.492	18,5%
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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	March 31, 2014	March 31, 2013
Assets

Cash and cash equivalents	21,228,488	79,797,978
Inventories	222,912,667	190,967,862
Accounts receivable	133,719,664	103,967,287
Biological current assets	12,970,859	14,031,807
Other current assets	46,051,594	40,754,705
Total current assets	436,883,272	429,519,639

Property, plant & equipment, net	264,053,695	259,662,248
Biological fixed assets	69,909,375	65,262,231
Other fixed assets	18,371,562	15,537,310
Other assets non current	75,949,082	74,928,265
Total non current assets	428,283,714	415,390,054
Total assets	865,166,986	844,909,693

Liabilities
Loans and other liabilities	49,574,304	96,867,603
Other current liabilities	120,819,334	98,951,779
Total current liabilities	170,393,638	195,819,382

Loans and other liabilities	226,506,831	173,749,335
Other non current liabilities	38,304,408	38,691,956
Total non current liabilities	264,811,239	212,441,291

Total Liabilities	435,204,877	408,260,673

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	355,913,130	332,175,645
Other reserves	-11,143,178	19,540,486
Net equity attributable to parent comp. shareholders	428,948,742	435,894,921
Minority Interest	1,013,367	754,099
Total Equity	429,962,109	436,649,020
Total Equity and Liabilities	865,166,986	844,909,693
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